Exhibit 3.1

Amendment to the Company’s Amended and Restated Bylaws, effective as of November 1, 2023

3.2 Number. The Board of Directors shall consist of a total of ~~13~~fourteen (14) authorized directorships. In accordance with Section A of Article VI of the Certificate of Incorporation, the number of directors may be changed from time to time by an amendment to the Bylaws duly adopted by the stockholders or by the Board of Directors, provided that the authorized number of directors will not be less than eight (8) nor more than seventeen (17).